Exhibit 99.1

News Release

January 25, 2013

TELUS to complete share exchange

Non-voting shares will be exchanged for common shares effective February 4, 2013

Vancouver, B.C. — TELUS is moving ahead with the court-approved exchange of its non-voting shares for common shares on a one-for-one basis, which will become effective at 12:01 a.m. (PDT) on February 4, 2013.

“Our shareholders’ strong support for this exchange was made clear during the shareholder vote on October 17, and we are very pleased that we can now conclude this important and beneficial share exchange,” said Darren Entwistle, TELUS President and CEO. “Having a single class of widely-traded shares is going to benefit all of our shareholders through enhanced trading volumes, liquidity and marketability and, as well, TELUS common shares will be listed on the New York Stock Exchange for the first time. Moreover, the sole class of common shares will further enhance TELUS’ track record of excellence in corporate governance.”

TELUS expects that its approximately 151 million outstanding non-voting shares will be delisted from the New York Stock Exchange (NYSE) on or about February 5, 2013 and from the Toronto Stock Exchange (TSX) on or about February 8, 2013. An equivalent number of additional TELUS common shares would then be listed and begin trading on the NYSE for the first time on or about February 5, 2013 under the symbol “TU,” the same symbol under which TELUS’ non-voting shares have traded on the exchange. TELUS’ common shares will continue to trade under the current symbol “T” on the TSX. TELUS expects the additional TELUS common shares issued as a result of the exchange will be listed and begin trading on the TSX on or about February 11, 2013. TELUS will have a single class of approximately 326 million common shares listed and trading on both the TSX and NYSE.

TELUS is proceeding with the share exchange as Mason Capital Management LLC and TELUS have agreed to abandon all litigation relating to the court approved plan of arrangement. The agreement does not involve the payment of funds to either party. As a result, the Supreme Court of British Columbia’s decision to grant a final order approving TELUS’ share exchange stands and all conditions precedent to completion of the exchange have now been satisfied.

TELUS non-voting shareholders, with or without a physical share certificate, do not need to take any action because the company is moving to a Direct Registration System (DRS). As soon as practicable following the effective time, TELUS’ transfer agent Computershare will send non-voting shareholders a DRS advice form, which will represent the total number of common shares that they will be entitled to receive upon the exchange. This will allow shareholders to hold their new common shares in a “book entry” form without having a physical share certificate issued.

Forward looking statement: This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the associated benefits for TELUS shareholders of the share exchange will be realized or that the expected listing and delisting dates will be accurate. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Robert Mitchell

TELUS Investor Relations

647-837-1606

ir@telus.com